ATLASSIAN TO ACQUIRE TRELLO TO EXPAND TEAMWORK PLATFORM
Atlassian to launch new Trello integrations for Leading Collaboration Services - JIRA Software, HipChat, Confluence and Bitbucket
San Francisco, Calif. – January 9, 2017 – Atlassian Corporation Plc (NASDAQ:TEAM), a leading provider of team collaboration and productivity software, today announced it has entered into a definitive agreement to acquire Trello, a breakout collaboration service that has amassed more than 19 million registered users in just five years. Trello has pioneered an intuitive, visual system that solves the challenge of capturing and adding structure to fluid, fast-forming work for teams. The service has been rapidly adopted in more than 100 countries around the world by a wide range of teams, from disaster relief agencies in the U.K. to a cafe in Brazil. The acquisition will expand Atlassian’s leadership in powering all types of teamwork, and adds a new collaboration service - popular with business teams - to the company’s enterprise-grade project tracking (JIRA), content (Confluence) and communication (HipChat) products used by more than 65,000 organizations in 170 countries.
A recent Ernst and Young study shows approximately 90% of companies are confronting problems so complex they can only be solved by teams. To help businesses unlock the potential of their teams, Atlassian is building the foundation for all work to be started and completed more efficiently. With 14 years of experience helping teams organize, discuss and complete work, Atlassian's suite of services supports all types of teamwork, from ad-hoc information sharing and planning to highly structured collaborative workflows like new hire on-boarding and internal help desks. Trello will be a key product in the Atlassian portfolio, providing a new way for teams to organize and prioritize the often complex range of information and idea sharing that feeds into great teamwork.
"Atlassian knows more about how teams work than any company on the planet, which is why our collaboration suite powers teams of all shapes and sizes, from bleeding-edge startups to the Fortune 50," said Mike Cannon-Brookes, Atlassian's co-Founder and co-CEO. "There is no silver bullet for teamwork. Teams have diverse ways of working and require a broad set of tools that adapt to their specific needs. Trello has built an incredibly sticky and useful product for organizing nearly any type of information simply and quickly. The addition of Trello will be a great complement to our existing portfolio of team collaboration software as we look to reach the 1 billion knowledge workers globally."
Trello is one of the fastest growing cloud collaboration services, nearly doubling its registered users to 19 million over the past year. Its simple versatility does for the new era of team productivity what Microsoft Excel did for the previous era of individual productivity. Similar to how Excel’s powerful simplicity was applied to everything from shopping lists to Fortune 100 financial models, Trello is reshaping how a wide variety of information is organized and shared between teams from the United Nations and Red Cross to Google, Fender Music, John Deere and National Geographic.
Through virtual 'sticky notes' and digital whiteboards for organization and prioritization of work, Trello's easy-to-use software has proven especially popular with business teams, including Finance, HR, Legal, Marketing and Sales. More than 50 percent of Trello's users work in non-technical functions, and the versatility of Trello extends well beyond office walls, providing a tool for personal as well as professional projects.

“We share Atlassian's mission of unleashing the power of all teams. As part of Atlassian, we will accelerate our efforts and continue to champion teams everywhere," said Michael Pryor, Trello's CEO. “Atlassian’s deep investments in research and development will help augment Trello's product offering. And the broader team collaboration portfolio Trello will integrate with will let us help customers in new and exciting ways.”
New Trello Integrations for Atlassian Products
In addition to launching a new version of its existing Trello integration for HipChat, Atlassian will be launching Trello integrations for its other leading collaboration products, including JIRA Software, Confluence and Bitbucket. The integrations will be available in the Atlassian Marketplace, which is one of the largest enterprise software marketplaces in the world along with Amazon's AWS Marketplace and Salesforce.com's AppExchange. The Atlassian Marketplace includes more than 2,000 add-ons and extensions and has generated more than $200 million in lifetime sales.
Details Regarding the Transaction
The acquisition is valued at approximately $425 million, which is comprised of approximately $360 million in cash and the remainder in Atlassian restricted shares, restricted share units and options to acquire Atlassian shares, all subject to continued vesting provisions.
The transaction is expected to close in the third quarter of fiscal 2017 ending March 31, 2017, subject to certain closing conditions and regulatory clearance.
For fiscal 2017, the acquisition is expected to be dilutive to IFRS earnings per share and to non-IFRS earnings per share. For fiscal 2018, the acquisition is expected to be dilutive to IFRS earnings per share and neutral to slightly accretive to non-IFRS earnings per share. These estimates reflect a reduction relating to fair value adjustments to acquired deferred revenue.
Trello is expected to remain as a standalone service after the transaction is closed.
The company plans to discuss further details on the transaction on January 19, 2017 as part of its second quarter fiscal 2017 quarterly earnings conference call for the quarter ended December 31, 2016.

Forward-Looking Statements Disclosure
This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks, uncertainties and other factors, including risks and uncertainties related to Atlassian’s ability to integrate the business, technology, products, personnel and operations of Trello, and the financial statement impact of the transaction on Atlassian. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding: the ability of Atlassian to extend its leadership in powering all types of teamwork and other anticipated benefits of the transaction to Atlassian and to the combined companies; potential benefits of the transaction to Atlassian and Trello customers, the ability of Atlassian to launch Trello integrations for its existing collaboration services; the ability of Atlassian and Trello to close the announced transaction and the timing of the closing of the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These risks, uncertainties and other factors, and the general risks associated with Atlassian’s and Trello’s business, could cause actual results to differ materially from those stated or implied in these forward-looking statements. For a discussion of these and other risks and uncertainties, you should refer to Atlassian’s most recent Forms 20-F and 6-K filed with the Securities and Exchange Commission as well as other documents that may be filed by Atlassian from time to time with the Securities and Exchange Commission. Atlassian undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Atlassian’s results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 65,000 large and small organizations – including Citigroup, eBay, Coca-Cola, VISA, BMW and NASA – use Atlassian’s project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn about products including JIRA Software, Confluence, HipChat, Bitbucket and JIRA Service Desk at https://atlassian.com.
About Trello
Trusted by millions, Trello is an online tool that offers a visual, flexible, and collaborative way to manage projects and get organized. Trello provides perspective and structure to users’ lives by giving them a broad overview and understanding of how and what needs to be done. Launched in 2011, Trello has over 19 million users and raised $10.3 million in 2014, led by Index Ventures and Spark Capital. To learn more about Trello, visit www.trello.com and @trello.

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